UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00001 1

(Title of Class of Securities)

98585M108 2

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.00001 (“Ordinary Shares”) at a 1:20 ratio.

(2) The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 98585M108		13G

1.	Names of Reporting Persons Ningfeng Chen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 300,000,000 [3]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 300,000,000 [3]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000,000 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.8%

12.	Type of Reporting Person (See Instructions) IN

(3) Based on 300,000,000 Ordinary Shares owned by Rich Horizon Investments Limited.  Ningfeng Chen is the sole shareholder of Rich Horizon Investments Limited and thus has the sole voting and dispositive power over the Ordinary Shares held by Rich Horizon Investments Limited.

CUSIP No. 98585M108		13G

1.	Names of Reporting Persons Rich Horizon Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 300,000,000 [4]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 300,000,000 [4]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000,000 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.8%

12.	Type of Reporting Person (See Instructions) CO

(4) Represents 300,000,000 Ordinary Shares owned by Rich Horizon Investments Limited, which is wholly owned by Ningfeng Chen.

Item 1.
	(a)	Name of Issuer: Yintech Investment Holdings Limited (the “Issuer”)
	(b)	Address of the Issuer’s Principal Executive Offices: 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, 200125, The People’s Republic of China

Item 2.
	(a)	Name of Person Filing: Ningfeng Chen Rich Horizon Investments Limited
(b)

Address of Principal Business Office:
Ningfeng Chen:

12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, 200125, The People’s Republic of China

Rich Horizon Investments Limited

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

	(c)	Citizenship: Ningfeng Chen is a citizen of Canada Rich Horizon Investments Limited is organized under the laws of the British Virgin Islands
	(d)	Title of Class of Securities: Ordinary Shares, par value US$0.00001
	(e)	CUSIP Number: 98585M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2016. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on a total of 1,377,708,575 shares of Ordinary Shares of the Issuer outstanding as of December 31, 2016.

Rich Horizon Investments Limited, a company incorporated under the laws of the British Virgin Islands, holds 300,000,000 Ordinary Shares. Ningfeng Chen is the sole shareholder of Rich Horizon Investments Limited and thus has the sole voting and dispositive power over the Ordinary Shares held by Rich Horizon Investments Limited.  Ningfeng Chen does not directly own any Ordinary Shares of the Issuer as of December 31, 2016 and does not have any right to acquire Ordinary Shares within 60 days from December 31, 2016, including through exercise of any option, warrant or right.

(b) Percent of class: 21.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 300,000,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 300,000,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

NINGFENG CHEN

	By:	/s/ Ningfeng Chen
Name: Ningfeng Chen

RICH HORIZON INVESTMENTS LIMITED

	By:	/s/ Ningfeng Chen
Name: Ningfeng Chen
Title: Authorized Signatory